UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eDiets.com, Inc.

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(Name of Issuer)

COMMON STOCK, $.001 par value per share

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(Title of Class of Securities)

280597105

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(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2006

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,240,262**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
9,240,262**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,240,262**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5%**

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14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,240,262**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER

9,240,262**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,240,262**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,240,262**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
9,240,262**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,240,262**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Murray A. Indick

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,240,262**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER
9,240,262**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,240,262**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.5%**

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Charles E. McCarthy

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,240,262**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER

9,240,262**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,240,262**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Christian Puscasiu

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
9,240,262**

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9. SOLE DISPOSITIVE POWER

-0-

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10. SHARED DISPOSITIVE POWER

9,240,262**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,240,262**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5%**

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14.	TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

Item 1. Security and Issuer

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This Schedule 13D relates to shares of Common Stock, $.001 par value per share (the “Common Stock") of eDiets.com, Inc. a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 3801 W. Hillsboro Boulevard, Deerfield Beach, Florida 33442.

Item 2. Identity and Background

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This Schedule 13D is being filed by Prides Capital Partners, L.L.C., a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu.

Prides Capital Partners, L.L.C. is a Delaware limited liability company whose principal business is acting as general partner for an investment partnership and providing investment advisory services.

The principal business office address of Prides Capital Partners, L.L.C. is 200 High Street, Suite 700, Boston, MA 02110. The names of the executive officers and directors of Prides Capital Partners, L.L.C., their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Kevin A. Richardson, II Partner	200 High Street, Ste 700 Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

Henry J. Lawlor, Jr. Partner	200 High Street, Ste 700 Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

Murray A. Indick Partner	200 High Street, Ste 700 Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

Charles E. McCarthy Partner	200 High Street, Ste 700 Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

Christian Puscasiu Partner	200 High Street, Ste 700 Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

CUSIP NO. 280597105	SCHEDULE 13D

In connection with the transactions described below, the Reporting Persons may be deemed to have formed a group with David R. Humble, Chairman of the Issuer and the Issuer’s largest shareholder prior to the transactions described below. The Reporting Persons are advised that the mailing address for Mr. Humble is the Issuer’s principal business office address.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, including Mr. Humble, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons expressly disavow responsibility for the accuracy of any information concerning Mr. Humble.

Item 3. Source and Amount of Funds or Other Consideration

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The source of funds for the purchases of securities was the working capital of the limited partnership for which Prides Capital Partners, L.L.C. serves as the sole general partner.

Item 4. Purpose of Transaction

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On May 15, 2006, the Issuer entered into a Securities Purchase Agreement with the Reporting Persons (Exhibit B). Pursuant to that agreement, the Issuer sold 1,683,168 shares of common stock of the Issuer at a purchase price of $5.05 per share, and issued a warrant to purchase 1,009,901 shares of common stock at an exercise price of $6.00 per share (the warrant is exercisable beginning six months after issuance and has a five-year term). The Reporting Persons further agreed to purchase an additional 297,030 shares of common stock at a purchase price of $5.05 per share, and the Issuer further agreed to deliver an additional warrant for 178,218 shares at an exercise price of $6.00 per share, upon approval by the stockholders of the Issuer. The Issuer is required to seek shareholder approval to permit the acquisition of twenty (20) percent or more of the equity of the Issuer in a private transaction.

The Issuer also entered into a Registration Rights Agreement with the Reporting Persons, pursuant to which the Issuer agreed to register all shares owned by the Reporting Persons for resale and also provided the Reporting Persons with two demand registration, piggyback, and other rights as set forth in that agreement. The Registration Rights Agreement and Warrant are Exhibits C and D hereto. Reference is also made to the Issuer’s 8-K filing on May 16, 2006 for certain additional information concerning the agreements and transactions.

CUSIP NO. 280597105	SCHEDULE 13D

The Securities Purchase Agreement also provides that the Issuer appoint one person designated by the Reporting Persons to the Issuer’s board of directors, with a second designee to serve as an observer to the board. Upon shareholder approval of the transactions described in this Schedule 13D, the observer (or another person designated by the Reporting Persons) will also join the board of directors.

In addition, on May 15, 2006, the Reporting Persons entered into a Securities Purchase Agreement with Mr. Humble (Exhibit G). Pursuant to that agreement, Mr. Humble sold 2,712,864 shares of common stock of the Issuer to the Reporting Persons at a purchase price of $5.05 per share. Mr. Humble also agreed to sell an additional 4,287,136 shares of common stock of the Issuer to the Reporting Persons, and those shares have been placed into an escrow account pending shareholder approval. The Reporting Persons wired immediately available funds into that escrow account for the additional shares. The consideration for these shares was $5.05 per share, but Mr. Humble may receive additional consideration from the Reporting Persons as described in the Securities Purchase Agreement. The total consideration to Mr. Humble for these additional shares cannot exceed $7.50 per share. The Escrow Agent is to release shares from escrow to the Reporting Persons and cash to Mr. Humble upon shareholder approval. Mr. Humble has agreed, in a Voting Agreement, to vote his shares held by the escrow agent and any other shares he owns of the Issuer in favor of the proposed sale. The Escrow Agreement (Exhibit E) and the Voting Agreement (Exhibit F) are also attached hereto.

The purpose of the acquisition of the Common Stock is as set forth above and for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Except pursuant to the agreement described above, no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

CUSIP NO. 280597105	SCHEDULE 13D

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a),(b) According to the Issuer’s 10-Q filed on May 15, 2006 and the 8-K filed on May 16, 2006, there were 23,971,355 shares of Common Stock issued and outstanding as of May 16, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 9,240,262 shares of Common Stock, representing 38.5% of common stock outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power with respect to 4,396,032 shares are held solely by Prides Capital Partners, L.L.C. Mr. Humble retains voting and investment power with respect to 4,287,136 shares, pending shareholder approval described above, but has entered into a Voting Agreement with the Reporting Persons pursuant to which these shares are to be voted in favor of the transaction. Mr. Humble retains voting and investment power with respect to 260,064 shares that are not subject to sale to the Reporting Persons but which are to be voted in favor of the transaction pursuant to the Voting Agreement. The remaining 297,030 shares are subject to issuance by the Issuer following shareholder approval.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) The Reporting Persons have engaged in the transactions involving shares of Common Stock in the last 60 days described in Item 4 above.

CUSIP NO. 280597105	SCHEDULE 13D

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer

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None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above, for the agreements filed as Exhibit B, C, D, E, F, and G hereto.

Item 7. Material to be Filed as Exhibits

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Exhibit A	Joint Filing Undertaking
Exhibit B	Securities Purchase Agreement eDiets/Prides
Exhibit C	Registration Rights Agreement
Exhibit D	Warrant for the Purchase of Shares of Common Stock
Exhibit E	Escrow Agreement
Exhibit F	Voting Shares
Exhibit G	Securities Purchase Agreement Humble/Prides

CUSIP NO. 280597105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2006

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	------------------------		------------------------
	Murray A. Indick		By: Murray A. Indick
	Attorney-in-Fact		Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
------------------------
Murray A. Indick
Attorney-in-Fact

CUSIP NO. 280597105	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: May 19, 2006

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	------------------------		------------------------
	Murray A. Indick		By: Murray A. Indick
	Attorney-in-Fact		Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
------------------------
Murray A. Indick
Attorney-in-Fact